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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                 Filed pursuant to Section 13 or 15 (d) of the
              Securities and Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                             COMPUCOM SYSTEMS, INC.
                             ----------------------
                 (Exact name of issuer as specified in charter)


               10100 NORTH CENTRAL EXPRESSWAY, DALLAS TX    75231
               --------------------------------------------------
                    (Address of principal executive offices)

Issuer's telephone number, including area code   (214) 265-3600
                                                 --------------

              PART  I.     CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:   Common Stock,   $.01 par value
                          ------------------------------

2.   Number of shares outstanding before the change:   33,104,011
                                                       ----------

3.   Number of shares outstanding after the change:    43,049,515
                                                       ----------

4.   Effective date of change:                         October 25, 1995

5.   Method of change and brief description of the transactions:

          CompuCom Systems, Inc. (the "Company") issued additional shares of the Common Stock between March 24, 1994 and October 25, 1995, as follows: aggregate of 1,154,087 shares to certain employees upon the exercise of options granted under the Company's various Stock Option Plans; aggregate of 46,666 shares upon the exercise of certain warrants; issuance of 335,665 shares in connection with the acquisition of International Micronet Systems, Inc., and issuance of 8,409,087 shares upon the conversion on October 25, 1995 of the Company's 9% convertible subordinated notes.
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                          PART II  -   NOT APPLICABLE

                                   SIGNATURE

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, at Dallas, Texas on November 13, 1995.

                                   CompuCom Systems, Inc.



                                   By:   /s/ Robert J. Boutin
                                       ----------------------------------------
                                          Robert J. Boutin
                                          Senior Vice President, Finance and
                                          Chief Financial Officer